Exhibit 99.2

Brookfield

Letter to Shareholders

OVERVIEW

After a long winter, the second quarter of 2009 brought the beginnings of a thaw in the financial markets. While the capital markets are not back to normal, they have rapidly returned to a semblance of order. Investment grade corporate spreads are still wide on a historical risk-adjusted basis, but have narrowed substantially, and more importantly, quality borrowers have access to the markets.

Although we have seen improvement in the capital markets, we believe that it is premature to assume that the financial system is fixed. The massive stimulus being injected into the global markets appears to be working, but the end results are unknown. In fact, some outcomes of these unprecedented events are quite worrisome. As a result, we continue to act cautiously and are not conducting our affairs as though the world has suddenly recovered and returned to normal. Our attitude was similar last fall, in that we were not that negative in the face of the persistent weakening in the economy.  In general, we find that being overly positive or negative ensures that short-term thinking permeates business decisions and creates an inability to focus on long-term value creation.

Overall, we generated cash flow from operations of $276 million during the quarter compared to $378 million in the second quarter of 2008, with the decline due in large measure to a higher level of investment gains in 2008.  We achieved solid performance throughout most of our operations.  Fortunately, a large portion of our cash flows are underpinned by high quality long-term contractual arrangements that provide us with a greater level of stability than many businesses. Despite this, we have not been immune to the significant slowdown in economic activity.

Financing Markets

We have been tremendously fortunate throughout the past two years as our commercial banks and institutional partners have, virtually without exception, supported us as we continued to build our business.

In this regard, during the second quarter, we generated approximately $2 billion of cash on our own balance sheet from financings and asset monetizations, to further enhance our liquidity. Spreads on our debt issuances were high, but we were not complaining. We could have waited for spreads to tighten but decided that given the environment over the past 12 months, where the capital markets afforded little liquidity, we should not be too greedy.

Our cash resources enabled us to invest a significant amount of capital over this period, which we hope will pay off with substantial returns. In addition, we intend to put our recently enhanced liquidity and capital commitments from partners to work by acquiring high quality assets at similarly high returns. We believe the value that can be created by these acquisitions should more than offset the incremental cost of the capital. Some of the larger financings which have closed or will close shortly, are as follows:

1 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

Financing	Location	Amount	Term
		(US millions)

Corporate debt issue	Canada	$ 450	5 years
Preferred share issue	Canada	270	Perpetual rate reset
European bank facility	Europe	160	2 years
Suncor Energy Centre mortgage bond	Canada	330	5 years
Australian Government property mortgage bond	Australia	50	3 years
Corporate power debt issue	Canada	90	3 years
Power plant mortgage bonds	Canada/Brazil	140	7 years / 10 years
Brookfield Infrastructure bank facility	U.S.	200	2 years
Contribution of power assets to a managed fund	Canada	520	Net cash generated
Sale of interests in transmission lines	Brazil	275	Net cash generated
Contribution of timber assets to a managed fund	Brazil	70	Net cash generated

The Suncor Energy Centre financing is notable because we believe it was the first large loan recourse-only, single-asset real estate security that was placed in North America since the downturn of the real estate market began. The success of this placement is a reflection of the quality of the commercial office properties we own. Our thesis has always been to own great assets, in great locations, with great tenants. Our properties produce transparent low-risk cash flows which are of value to fixed income investors, in contrast to lower quality real estate assets. The offering was over-subscribed and we hope to achieve similar offerings with select other properties that are not currently financed on a long-term basis.

Another notable financing that we completed during the quarter was a retail bond financing on one of our properties in Australia. Although relatively small, this was also a first in that country since their market disruptions occurred. This $50 million financing, at 60% loan to value on a property leased to the Australian government, was well received. We expect to access this market for other properties we own in Australia.

The most substantial asset transaction, which was announced after quarter end, was the contribution of approximately $1.3 billion of Canadian power assets into our publicly traded renewable power fund, and an accompanying public equity offering. Our proceeds on closing will be C$565 million of notes and cash, with the balance consisting of units of the fund which will enable us to maintain our existing 50% ownership position in the fund. We expect to record a meaningful gain on this transaction in the third quarter. In addition, we closed the previously announced sale of our interests in a group of Brazilian transmission lines for $275 million, and seeded our Brazilian timber fund with timberlands that we had owned for many years, which generated $70 million of proceeds to us.

Debt to Capitalization

Our financial structure has been built very deliberately with each asset we own financed at an investment-grade level, and with minimal amounts of corporate debt.  As a result, we came through the last two years without undue financial pressures, however, we believe we could have done better. We plan on taking what we have learned from the last two years and adapting our financial model to ensure that it is even more resilient.

Despite the above, it has become evident to us that investors’ understanding of our balance sheet is not as clear as we would wish. There appear to be two reasons for this. First, as the “general partner” of most of the partnerships that we operate for institutional investors, we are obliged to consolidate onto our balance sheet many of the assets and associated liabilities which are owned by our partners. The second

2 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

item arises from the fact that we generally hold assets for long periods of time and our consolidated statements utilize GAAP accounting, which reflects historical book values for most of our assets. To address this, we are adopting International Financial Reporting Standards (“IFRS”) reporting at the beginning of next year. Under IFRS, the carrying values of assets are adjusted to reflect underlying values as opposed to utilizing their historical cost.

With respect to the first item mentioned, the accounting conventions are unlikely to change, so the best we can do is summarize the facts for you. Below are simplified balance sheets which hopefully provide you with the relevant information to assist you in making your own assessment of our financial profile.  We have used our December 31, 2008 balance sheets because we have the associated valuation adjustments that we believe will be utilized in preparing our initial balance sheet under IFRS.

As you can see below, our corporate debt-to-capitalization ratio on an underlying value basis is only 15%. We have $15 billion of capital and only $3 billion of debt. The ratio increases to 44% when calculated on a proportional basis, meaning that the debt related to assets we own, but which is non-recourse to us, is included based on our proportionate ownership interest. When you further include our partners’ assets and liabilities, you then arrive at our consolidated balance sheet.

Unfortunately, when we mix our other partners’ assets (where we have no downside) into our consolidated balance sheet, we believe that this makes the numbers more difficult to understand. We have nonetheless reconciled these for you so you have the facts.

As at December 31, 2008 (Millions)	Deconsolidated Historical Balance Sheet	Add: Underlying Value Adjustments		Deconsolidated Underlying Value Balance Sheet	Add: Pro-rata Share of Non-recourse Debt		Proportionate Balance Sheet	Add: Other Partners’ Interests	Consolidated Balance Sheet

Assets	$10,618		$9,240	$19,858		$21,137	$40,995	$26,956	$67,951

Liabilities
Corporate borrowings	$2,284	$	―	$2,284	$	―	$2,284	$—	$2,284
Subsidiary borrowings	733		—	733		2,922	3,655	1,447	5,102
Property-specific financings	―		—	―		11,976	11,976	10,913	22,889
Other liabilities	1,277		—	1,277		5,798	7,075	5,041	12,116

Capitalization
Co-investors interests in and capital securities	543		—	543		441	984	9,555	10,539
Shareholders’ equity	5,781		9,240	15,021		—	15,021	—	15,021
	6,324		9,240	15,564		441	16,005	9,555	25,560
	$10,618		$9,240	$19,858		$21,137	$40,995	$26,956	$67,951
Debt-to-capitalization ratio	28%			15%			44%		45%

Intrinsic Values

The above balance sheets are adjusted for the underlying value of most of our assets based on our current IFRS methodology, but do not include the complete intrinsic value of the business (which we comment on further below). IFRS accounting sets specific rules to value some assets based on cash flows and discount rates, and these are tested over time with external valuators. As indicated before, we intend to fully adopt IFRS reporting as we believe it to be more relevant to our business than U.S. or Canadian GAAP. We are comfortable with this accounting framework as it is widely utilized in virtually every other country where we operate outside of the U.S. and Canada. In addition, we use IFRS or other fair value accounting principles in many of our funds and joint ventures with institutional clients, and we manage the operations of our business based on these metrics.

3 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

There are, however, some assets which are not re-valued under IFRS. For these assets, we have provided you with an estimate of their value and you can choose whether or not to utilize this figure when you assess the value of our business. You may also wish to adjust our underlying values up or down based on whether you assess the company on a liquidation basis, or as a long-term going concern. On a liquidation basis (which we do not intend to undertake) in today’s relatively illiquid markets, you may take the view that realized values would be less than the underlying values. Alternatively, if you believe that a company should be valued as a going concern in a normal market at the value willing buyers and sellers would pay for assets or businesses, then you might conclude that achieved sales prices should be above their appraised values (this has been our experience in the past).

For reference, a 100 basis point change to property internal rates of return (“IRRs”) would add or subtract approximately $1.5 billion or about $2.25 per share to the numbers below. A 150 basis point change in IRRs of our power assets would similarly add or subtract approximately $1.5 billion or $2.25 per share to the numbers below.

The table below summarizes our underlying values but does not add the above amounts in reference to intrinsic values nor does it assume we grow or utilize our franchise to invest capital wisely in the future. We leave it for you to decide whether you should add any value for these, but we believe this organization has tremendous franchise value which cannot be captured by a pure asset value calculation and have generally proven over time that we can generate “going concern values” from our assets:

As at December 31, 2008 (millions, except per share amounts)	Total	Per Share
Book value per share under historical accounting at 12/31/08	$4,911	$8.92
Add: Underlying value adjustments to bring some, but not all of our assets to appraisal value	9,240	15.40
	14,151	24.32
Add: Estimated excess value of assets over book value that are not included within the IFRS fair value framework (such as historical cost land and other inventories) (1)	1,500	2.50
Add: Increase in the book equity base since 12/31/08 due to cash flows and currency movements	1,000	1.67
Underlying value	$16,651	$28.49
(1)	Management estimate

Currencies

A further factor impacting the intrinsic value of our business is the location of our investments, as we often do not hedge the full economic value of our investments outside of the U.S., back into U.S. dollars. This is due to our long investment horizons, and our views on currencies.

Currency movements over the past 18 months have been virtually unprecedented. When volatility of this nature occurs, it is not surprising we receive questions on how we are affected. The short answer is that we are generally long in the currencies of countries where we operate (because the intrinsic value of the assets we own, less the local liabilities, leaves us with an equity exposure in the local currency). As a result, to the extent that the currencies of those countries go up, we benefit and vice versa.  This hurt our equity base at the end of 2008 as world-wide financial concerns led to a flight to quality, and the value of the U.S. dollar increased against most other currencies. Correspondingly, we have benefitted as these currencies reversed course in 2009.

We sometimes take a view on a currency and hedge some of this exposure. Fortunately, we closed most of our hedges out in the early part of 2009, which resulted in us being long most of our foreign currency assets. As a result, we have benefitted substantially in the last six months, as the currency realignments during this period added approximately $700 million to our equity base, and there have been significant further gains since June 30.

4 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

In summary, about 50% of our equity is invested in U.S. dollar-based investments. We are comfortable with this as we believe that the U.S. dollar will remain an extremely important global currency for many decades. This is mainly because we see no viable alternative currency which has the necessary scale, universal acceptance and a history of rule of law backing its existence.

The other 50% of our capital is invested predominantly in three healthy, commodity-based countries where we believe the odds favour the currencies doing well compared with the U.S. dollar. This is as a result of their current fiscal situation, but more importantly because the drivers of their economies (oil, iron ore, coal, copper and agricultural products) should enable them to maintain positive fiscal positions. At the current time, our investments, net of any local debt or hedges we maintain, are denominated in the following currencies:(1)

U.S. Dollar investments	50%
Canadian Dollar investments	20%
Brazilian Real investments	15%
Australian Dollar investments	10%
UK Pound and other investments	5%
        (1)  Subject to change at any time.

Investment of Capital

Looking forward to the next 24 months, we expect to dedicate resources to three major initiatives:

(1)
Deploying capital in global real estate turnarounds. We believe this will be one of the great investment periods for these types of assets in a long time, and we have been assembling capital from some of the world’s premier investors for this purpose. Given where most distress opportunities are available, and where we have an operating base, we expect our focus will be principally on office and retail properties in the UK, U.S., and Australia.

(2)
Investing in select infrastructure situations with high quality assets that are encumbered by excessive debt levels. These opportunities may be pursued through Brookfield Infrastructure Partners or our established infrastructure investment funds.

(3)	Acquiring loans on U.S. commercial real estate, possibly with funding from U.S. government programs.

Often people question why we invest in these distress situations when the returns look bleak, often for years.  The simple answer is that we believe that this is the lowest-risk way to acquire great assets. In this regard, it is often worthwhile to reflect on investments made during past difficult periods to provide perspective. We have found that the returns from investments made in periods of distress can make a significant difference in future value creation, as dollars invested in times like these (usually at far less than replacement cost) clearly favour generating greater returns over the longer term.

U.S. Land Residential Business

One further area where we have been investing capital over the past six months is the U.S. residential business. Looking back today, it is clear to us that housing peaked in the fall of 2005. We withdrew substantial cash out of our U.S. housing operations and disposed of land through 2003 to 2006. During this period, we returned over $500 million of cash from this business to shareholders including ourselves, far greater than our original investment. But despite our conservative view, we did not expect the U.S. residential markets to get as bad as they did. Like everyone, we have struggled since with losses in the remaining residential land positions we own. The good news is that we believe we are past the worst of the down cycle for housing. Furthermore, while we do not expect a robust turn, we believe we have, or will soon see, a bottom in many of the key U.S. housing markets.

5 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

As a result, in the last six months we started to acquire residential land where we have market knowledge, people and the operations to ultimately build out the lots. First, we invested $250 million in April 2009 to increase our interest in the business through a rights offering. Second, during this year, we purchased approximately 3,200 residential lots for approximately $30 million in Riverside County, California through two court foreclosure proceedings. We know this is currently one of the worst residential markets in the U.S., however, these lots are within an hour of Los Angeles, were purchased for less than 10% of the value attributed to the land and infrastructure at the peak, and the purchase price represents only about 20% of the cash already invested in roads, sewers and grading over the past three years.

These investments will clearly be negative to our reported results in the short term even at a 7% cost of borrowing. This equates to a drag on current results of more than $20 million annually until the lots are sold. However, we are willing to bear these short-term costs in the belief that the multiples of capital earned will be substantial (we are targeting three to seven times) on ultimate sale, as values recover over the next 10 years, leading to very high returns on our net invested capital.

Brazilian Residential Business

Sales of single-family homes and condominiums in Brazil have not suffered from the same factors impacting the “developed” markets. There was no residential bubble in Brazil as there has traditionally been limited financing in the market. In contrast to the U.S., we recorded our best sales results ever in the last number of months. For the first half of 2009, comparative sales in our development business were over 55% higher compared with 2008.

Last year, we expanded our Brazilian residential operations to build not only upper-end and upper-middle class housing, but to also build for the Brazilian middle class. This is a massive growth sector, so we merged our operations with two other entities to capitalize on this opportunity. We now build for all income segments and have meaningful development operations in São Paulo, Rio de Janeiro, Brasilia and Goiânia. In this regard, over 60% of sales in the first six months of 2009 were in the middle class housing category, up from approximately 45% last year.

President Lula of Brazil launched a program several months ago to build one million new homes for the “emerging middle class.” This program is called “Minha Casa, Minha Vida” (my home, my life). We are building homes under this program in Goiânia and in suburban São Paulo. These single-family homes are predominantly sold for approximately US$20,000 – US$35,000, and will clearly change the lives of many in Brazil.

People

We believe that our most valuable asset is our people. During the last few years, we have been able to achieve our relative success because of the expertise and dedication of our team. This has contributed to advancing our standing with institutional and financial counter parties in the market, and should, as a result, enhance our “brand” over time.

During this period, we have continued to add people to our team. We believe, that like investment opportunities, this period of time is one of those special opportunities offered to those who have the resources. We have recently been able to attract a number of highly skilled individuals to the organization who, for various reasons, would not otherwise be available, because they were happily employed, or it would have been too costly to dislodge them.

6 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

In this regard, we have strengthened our teams in our global institutional marketing and advisory groups, where we have lacked scale in the past. We expect to further expand these operations over the next year in New York, London, Sydney, and Hong Kong.

We recognize that the addition of these resources to our operations will increase costs in the short term, but we believe these will be far outweighed by future value creation. In addition, these operations will continue to add to our global scale and execution capabilities, and should be highly profitable in their own right within a short period of time.

SUMMARY

We have been fortunate over the past two years to have navigated our way through the difficult period with modest financial or business setbacks. Most of the difficult issues have been put behind us, or should be easily handled in the normal course within the context of our operations over the next few years.

We have worked hard to build up substantial liquidity, and as a result, are now looking outward to find opportunities to invest this capital where we have the chance to add meaningfully to our intrinsic values over the next decade.

As always, should you have questions, comments or ideas, please do not hesitate to call.

J. Bruce Flatt
Senior Managing Partner & CEO
August 7, 2009

7 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “hope,” “often,” “sometimes,” “soon,” “intend,” “possibly,” “leading,” “plan,” “ensure,” “expect,” “generally,” “unlikely,” “believe” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “would” and “should” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this letter to shareholders include statements in regards to our views on the state of the capital markets; our plans to use recently enhanced liquidity and capital commitments from partners; future transaction closings; value creation through acquisitions; expected gains on transactions; our plans with respect to our financial model; the length of time that we hold assets; our plans to adopt IFRS reporting; our beliefs about the franchise value of the company; our ability to generate going concern values from our assets; our views on the intrinsic value of our business and the shares of the company; our hedging practices; the economic value of our investments in the currencies of countries where we operate; the future importance of the U.S. dollar as a global currency; the impact of potential U.S. currency losses on the value of our assets; the ability of currencies of other countries where we have invested to maintain positive positions against the U.S. dollar; our planned future initiatives; the condition of the U.S. housing cycle; expected returns on invested capital; future value creation through highly-skilled additions to our people resources; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Certain information in this letter to shareholders has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first IFRS reporting period, which we intend to be March 31, 2010. Consequently, in preparing this information, assumptions have been made about the accounting policies expected to be adopted.  Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result underlying values are subject to change.  Furthermore, the underlying values have not been audited or subjected to a review by the company’s auditor.  Readers are encouraged to refer to our Supplemental Information in respect of the three month period ended June 30, 2009 for further information regarding our adoption of IFRS.

8 | Brookfield Asset Management Inc. – 2009 Q2 Letter to Shareholders